RECEIVED

2004 NOV 15 P 3:59

OFFICE OF INTERNATIONAL
CORPORA[redacted]

04046485

ITC Limited

Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 22882259/2260/1256

SUPPL

8th November, 2004

The Secretary
National Stock Exchange
of India Ltd.
Exchange Plaza, 5th floor
Plot No. C/1, G Block
Bandra-Kurla Complex,
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
The Stock Exchange, Mumbai
1st floor, New Trading Ring,
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Association Ltd.
7, Lyons Range
Kolkata 700 001

Dear Sirs,

Resolutions to be passed by Postal Ballot

In terms of the Listing Agreement, we enclose three advance copies of a Notice dated 29th October, 2004 together with the Explanatory Statement and the Postal Ballot form seeking approval of the Members of the Company by Postal Ballot for the following:

a) To alter the Objects Clause of the Memorandum of Association of the Company, and

b) To enable commencement of businesses envisaged under (a) above, at an appropriate time.

Yours faithfully,
ITC Limited

(R. K. Singhi)
Deputy Secretary

PROCESSED
DEC 08 2004
THOMSON
FINANCIAL

Encl. as above.

ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.

ITC Limited

TO THE MEMBERS OF THE COMPANY

Notice pursuant to Section 192A of the Companies Act, 1956 read with the Companies (passing of the resolution by postal ballot) Rules, 2001

NOTICE IS HEREBY GIVEN that the following resolutions in respect of alteration of the Objects Clause of the Memorandum of Association of the Company and commencement of new businesses, under Sections 17 and 149(2A) respectively, of the Companies Act, 1956, are proposed to be passed as Special Resolutions by means of Postal Ballot.

Accordingly, the Special Resolutions and the Explanatory Statement are being sent to you for your consideration, alongwith a Postal Ballot Form.

The Board of Directors of your Company at its meeting held on 29th October, 2004, has appointed Mr. R. L. Auddy, a Senior Solicitor, as the Scrutinizer for conducting the Postal Ballot voting process.

Please read carefully the instructions printed in the Postal Ballot Form and return the Form completed and signed in the enclosed prepaid self-addressed envelope so as to reach the Scrutinizer on or before the close of working hours on Wednesday, 15th December, 2004.

The Scrutinizer, after completion of scrutiny, will submit his Report to the Chairman. The results of Postal Ballot will be declared by the Chairman on Wednesday, 22nd December, 2004, at 11.00 a.m. at the Registered Office of the Company. Additionally, the results will be put up on the Company's corporate website www.itcportal.com.

SPECIAL RESOLUTIONS

1. To consider and, if thought fit, to pass the following resolution proposed as a Special Resolution:-

"Resolved that, pursuant to the provisions of Section 17 and other applicable provisions of the Companies Act, 1956, or any amendment, modification or supersession thereof, Clause 3 of the Memorandum of Association of the Company be and is hereby altered by insertion of the following sub-clause after the existing sub-clause (a)(xx) -

'(a)(xxi) To manufacture, process, refine, buy, sell, deal, barter, import or export, whether as wholesalers or retailers or as principals or agents or brokers or otherwise, all kinds of personal care products, hair, skin, nail, eye and other beauty products, cosmetic products, cleansing compounds, baby care products, health care products, oral care products, shaving products, bath products, sanitary products, personal wash products, fabric wash products, laundry materials, home and industrial cleansing products, home care products etc., including but not limited to toiletries, perfumes, deodorants, pomades, powders, essences, lotions, creams, bleaches, conditioners, ointments, glycerine, oil, gel, hair dyes, shampoo, soaps, detergents, toothpastes, toothpowders, toothbrushes, dentifrice, and such other products and substances whether herbal, medicated, antiseptic or not, ingredients, by-products or accessories thereof and other materials required for the process, manufacture and use of the aforesaid products.'"

2. To consider and, if thought fit, to pass the following resolution proposed as a Special Resolution:-

"Resolved that, in accordance with the provisions of Section 149(2A) of the Companies Act, 1956, or any amendment, modification or supersession thereof, the Company hereby approves the commencement of any or all such businesses as have been incorporated in sub-clause (a)(xxi) of Clause 3 of the Memorandum of Association of the Company."

EXPLANATORY STATEMENT

Item Nos. 1 & 2

The existing description under the Objects Clause of the Memorandum of Association of the Company in respect of the lines of business, as enumerated in the Special Resolution proposed under Item No. 1, is proposed to be enlarged in a more detailed and explicit manner.

Section 17 of the Companies Act, 1956 ('the Act') stipulates that the Objects Clause of the Memorandum of Association of a company can be altered by a Special Resolution passed by the members of the company. Section 192A of the Act read with the Companies (passing of the resolution by postal ballot) Rules, 2001, stipulates that the consent of the members of the company for this purpose shall be obtained by means of Postal Ballot.

Consequent upon the alteration of the Objects Clause of the Memorandum of Association, as enumerated in the Special Resolution proposed under Item No. 1, approval of the Members by a Special Resolution is also required pursuant to the provisions of Section 149(2A) of the Act to enable the Company to commence such businesses at an appropriate time.

The Board of Directors of your Company ('the Board') is of the view that the businesses contemplated under the Special Resolution proposed as Item No. 1 can be combined with the existing businesses of the Company conveniently and advantageously.

A copy of the Memorandum of Association of the Company alongwith the proposed amendment will be available for inspection by the Members at the Registered Office of the Company between 11.00 a.m. and 1.00 p.m. on working days up to Wednesday, 15th December, 2004.

None of the Directors of your Company is interested in these Special Resolutions.

The Board recommends both the Special Resolutions for your approval.

Dated: 29th October, 2004.
Registered Office:
Virginia House
37 Jawaharlal Nehru Road
Kolkata 700 071
India.

By Order of the Board
ITC Limited
B. B. Chatterjee
Executive Vice President &
Company Secretary

ITC Limited

Registered Office : Virginia House, 37 J. L. Nehru Road, Kolkata-700 071

SPECIMEN

POSTAL BALLOT FORM

(Please read the instructions printed overleaf carefully before completing this form.)

Serial No. :

1. Name(s) of Member(s) including joint holders, if any (in block letters) :

SPECIMEN

2. Registered address of the Sole/First named Member :

3. Registered Folio No. / DP ID & CL ID No.* (*Applicable to Members holding shares in dematerialised form) :

SPECIMEN

4. No. of Shares held :

5. I/We hereby exercise my/our vote in respect of the Special Resolutions to be passed through Postal Ballot for the business stated in the Notice dated 29th October, 2004 by conveying my/our assent or dissent to the said resolutions by placing tick (✓) mark at the appropriate box below :

Item No.	Description	No. of Shares	I/We assent to the resolution (FOR)	I/We dissent to the resolution (AGAINST)
1.	**Special Resolution under Section 17 of the Companies Act, 1956, for alteration of the Objects Clause of the Memorandum of Association of the Company by insertion of sub-clause a(xxi) in Clause 3 thereof.**			
2.	**Special Resolution under Section 149(2A) of the Companies Act, 1956, for commencement of new businesses by the Company, as covered under Item No.1 above.**			

Place :

Date :

Signature of the Member

Note : Last date for receipt of Postal Ballot Form by the Scrutinizer - **15th December, 2004**

607 08 04 PRINTED BY ESSJAY MARKETING (033) 2237 7320/8263

INSTRUCTIONS :

1. A Member desiring to exercise vote by Postal Ballot may complete this Postal Ballot Form and send it to the Scrutinizer in the enclosed postage prepaid self-addressed envelope. However, Postal Ballots deposited in person or sent by courier, at the expense of the Member, will also be accepted. No other form or photocopy of the Postal Ballot will be permitted.

2. The Postal Ballot Form should be completed and signed by the Member; in case of joint holding, the Form should be completed and signed by the first named Member and in his absence by the next named Member, as per the specimen signature registered with the Company or furnished by National Securities Depository Limited / Central Depository Services (India) Limited to the Company, in respect of shares held in the physical form or dematerialised form respectively.

3. In case of shares held by companies, trusts, societies etc., completed Postal Ballot Form should be accompanied by certified copy of Board Resolution/appropriate Authorisation with the specimen signature(s) of the authorised signatory(ies), duly attested.

4. Incomplete and unsigned Postal Ballot Forms will be rejected.

5. Completed Postal Ballot Form should reach the Scrutinizer not later than the close of working hours on Wednesday, 15th December, 2004. Postal Ballot Forms received after the said date will be treated as if reply from such Members has not been received.

6. Voting rights shall be reckoned on the paid up value of the shares registered in the name of the Member on Monday, 8th November, 2004.

7. Members are requested not to send any other paper along with the Postal Ballot Form in the enclosed envelope.

8. The date of declaration of the results of Postal Ballot by the Chairman, as indicated in the Notice, will be taken to be the date of passing of the Resolutions.

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